FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                           No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item
1.	Press Release dated February 14, 2005, entitled, “Repsol YPF to Acquire Polypropylene Plant in Tarragona.”

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid España	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821/ 913 489 494 www.repsolypf.com

Madrid, 14 February 2005

Nº of pages: 2

REPSOL YPF TO ACQUIRE POLYPROPYLENE PLANT IN TARRAGONA

Repsol YPF has signed an agreement with the Dutch company, Basell, to purchase a 50% stake in the company Transformadora De Propileno A.I.E. The operation includes a 160 Kt per year polypropylene plant in the Tarragona Petrochemical Complex (Spain), in which Repsol YPF already held the other 50%.

The parties expect to complete the transaction later in the year following clearance by the Spanish regulatory authorities.

This operation, will boost Repsol YPF’s polypropylene production capacity by 15%, and strengthen the company’s polyolefin presence in Europe, marking a step forward in one of its strategic areas for growth.

Following the planned divestment, Basell will focus on its wholly owned production facilities in Tarragona, which currently have a capacity of 360 Kt of polypropylene per year, and will continue to supply its customers from these plants and other regional sources.

In 2004, the acquisition of Borealis Polímeros, which included assets at the petrochemical complex of Sines, in Portugal, increased Repsol YPF cracker capacity by 38%, raising polyolefin production capacity by 28%, and polyethylene by 55%.

Repsol YPF

Repsol YPF is an integrated oil and gas company of international dimension, operating in over 25 countries, and leader in Spain and Argentina. One of the world’s ten largest private oil companies and the largest private energy company in Latin America in terms of assets, it produces over 1.1 million barrels of oil equivalent per day of oil and gas, and owns over 5 billion barrels of oil equivalent in reserves, mostly in Latin America and North Africa. With a refining capacity more than 1.2 million barrels per day, it operates nine refineries, five of them in Spain, three in Argentina, and one in Peru. In the chemical business, it is Spanish market leader in base and derivative petrochemicals,

Press Release

polymers, intermediate products and rubber. In general, the major Repsol YPF plants are located in Spain and Argentina, and its service station network has over 7,000 sales outlets throughout the world. For more information, please see www.repsolypf.com

Basell

Basell is the world’s largest producer of polypropylene and advanced polyolefin products, a leading supplier of polyethylene and catalysts, and a global leader in the development and licensing of polypropylene and polyethylene processes. Basell, together with its joint ventures, has manufacturing facilities around the world and sells products in more than 120 countries. Additional information about Basell is available at www.basell.com.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	February 15, 2005	By:	/s/ Luis Mañas
		Name:	Luis Mañas
		Title:	Chief Financial Officer